                                                                 [CELANESE LOGO]



SHAREHOLDER LETTER

FIRST QUARTER 2001

                              - CELANESE Q1 SALES INCREASE 12% TO E1.3 BILLION

                              - EARNINGS PER SHARE RISE FROM E0.20 TO E0.52

                              - EBITDA EXCLUDING SPECIAL CHARGES DECLINES
                                BY 19% DUE TO HIGHER RAW MATERIAL AND ENERGY
                                COSTS

[PHOTO OF CLAUDIO SONDER]

DEAR SHAREHOLDER,

We are delighted to send you the first issue of our new shareholder letter. The new format provides a more reader-friendly description of our financial results as well as additional news about our businesses. Of course, if you should like to obtain more information, it is available upon request or from our website.

During the first quarter, we increased sales and net earnings in a difficult environment compared to the corresponding quarter last year. High raw material and energy costs and the effects of the slow-down in the U.S. economy put pressure on our operating earnings. We were pleased with the benefits from our restructuring and cost reduction programs and also that the supply problem to our new acetic acid plant in Singapore is being resolved. Net sales in the quarter rose 12% largely on our ability to increase prices in most businesses, especially in our Acetyl Products and Chemical Intermediates segments.

Decreased automotive production in the United States particularly affected our Technical Polymers Ticona segment.

EBITDA excluding special charges declined in the quarter by 19%, primarily due to the high cost for natural gas in North America, which we use as a chemical feedstock and energy source. Losses caused by the supply problems to our Singapore acetic acid plant were offset by a E35 million compensation payment of which E31 million were recognized in the first quarter 2001. Our results also benefited from savings related to our cost reductions and restructuring programs.

Net earnings and EPS were positively affected by a lower effective tax rate of 19%, fewer special charges, which totaled E1 million, and a first quarter dividend payment of E12 million from our methanol joint venture in Saudi Arabia. We are proceeding with a number of initiatives to increase growth, profitability, and shareholder value. Work is underway for selective expansions in our Technical Polymers Ticona segment.

In the quarter, we also achieved a major breakthrough in our leading acid optimization technology for producing acetic acid. This breakthrough will increase the capacity of our 1 million metric ton Clear Lake, Texas, acetic acid plant by 20% by the end of this year with a minimal investment. This achievement exemplifies the strong base of process technology skills that is the backbone of our company. In addition to the restructuring and cost reductions already achieved, we announced our "Focus" initiative to achieve further EBITDA improvement through efficiency increases, working capital optimization and limiting capital expenditures to essential projects.

As of March 31, 2001, Celanese had about 13,100 employees compared to 14,200 a year earlier.

FINANCIAL HIGHLIGHTS

                                                      Q1                   Q1
in E millions                                        2001                 2000
-----------------------------------------------------------------------------
Net sales                                          1,331                1,191
EBITDA(1)
 excluding special charges                           134                  165
EBITDA margin (2)                                   10.1%                13.9%
Special charges                                       (1)                 (16)
Operating profit                                      32                   62
Earnings before taxes                                 32                   62
Net earnings of:
 continuing operations                                26                   22
 continuing and
 discontinued operations                              26                   11

Capital expenditures                                  37                   39
Average shares
  outstanding (thou)                              50,326               55,915
-----------------------------------------------------------------------------

Net earnings per share (in E) of (3):
  continuing operations                             0.52                 0.39
  continuing and
  discontinued operations                           0.52                 0.20
-----------------------------------------------------------------------------

                                                  MAR 31              DEC 31
in E millions                                       2001                2000
----------------------------------------------------------------------------
Total financial debt (4)                           1,265               1,165
Net financial debt (5)                             1,254               1,141
Shareholders' equity                               2,927               2,843
Total assets                                       7,742               7,642
----------------------------------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  EBITDA excluding special charges/sales

(3) Per-share data are based on weighted average shares outstanding in each period

(4)  Short and long-term debt

(5)  Total financial debt less cash & cash equivalents

CELANESE SHAREHOLDER LETTER
FIRST QUARTER 2001 IN BRIEF


ACETYL PRODUCTS

Net sales for the Acetyl Products segment increased by 27% to E576 million in the first quarter of 2001. Significant price increases, mainly in acetic acid and vinyl acetate monomer, offset the rapid rise in the price of hydrocarbons, principally natural gas.

EBITDA excluding special charges increased by 43% to E73 million primarily due to the higher selling prices noted above and the effects of ongoing cost reduction efforts. Income associated with the receipt of a compensation payment for losses sustained as a result of supply problems to the Singapore plant offset losses incurred during the quarter and in the prior periods.

CONDENSED BALANCE SHEET

                                           MAR 31             DEC 31
in E millions                                2001               2000
--------------------------------------------------------------------
ASSETS
     Cash & cash equivalents                   11                 24
     Receivables, net                       1,601              1,659
     Inventories                              787                719
     Other current assets                     119                125
     Investments                              594                613
     Property, plant &
     equipment, net                         2,216              2,169
     Intangible assets, net                 1,505              1,457
     Other non-current assets                 909                876
--------------------------------------------------------------------
TOTAL ASSETS                                7,742              7,642
--------------------------------------------------------------------

LIABILITIES AND
SHAREHOLDERS' EQUITY

     Short-term borrowings
     and current installments
     of long-term debt                        473                414
     Accounts payable &
     accrued liabilities                    1,422              1,519
     Other current liabilities                294                300
     Long-term debt                           792                751
     Other non-current
     liabilities                            1,834              1,815
     Shareholders' equity                   2,927              2,843
--------------------------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                        7,742              7,642
--------------------------------------------------------------------


CHEMICAL INTERMEDIATES

Chemical Intermediates' net sales increased 3% to E283 million. Oxo and acrylate volumes fell due to weak demand and a decision to reduce our participation in the highly competitive Asian market. EBITDA excluding special charges decreased to E1 million as price increases in all products and cost reductions were not sufficient to offset significantly higher raw material and energy costs.

ACETATE PRODUCTS

Acetate Products' first quarter net sales of E180 million increased by 16%, reflecting higher volumes due to earlier filter tow exports this year compared to last year when shipments occurred in the second quarter. Acetate filament volumes decreased as a result of the weak demand, mainly in North America.

EBITDA excluding special charges improved by 5% to E21 million, driven by higher volumes, restructuring and cost reductions. Higher costs for raw materials and energy partially offset these effects.

TECHNICAL POLYMERS TICONA

Net sales for the Ticona segment declined by 7% to E214 million because of lower volumes, reflecting the significant reduction of U.S. automotive production and the U.S. economic slowdown. Demand remained strong for GUR(R), used in indust-rial and medical applications. EBITDA excluding special charges declined by 38% to E30 million due to lower volumes and higher raw material and energy costs.



CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Q1                        Q1
in E millions                               2001                      2000
--------------------------------------------------------------------------
NET SALES                                  1,331                     1,191
  Cost of sales                           (1,133)                     (981)
--------------------------------------------------------------------------
GROSS PROFIT                                 198                       210

  Selling, general & admin. expense         (144)                     (115)
  Research & development expense             (23)                      (21)
  Special charges                             (1)                      (16)
  Foreign exchange gain                        1                         2
  Gain on disposition
  of assets                                    1                         2
--------------------------------------------------------------------------
OPERATING PROFIT                              32                        62

  Equity in net earnings
  of affiliates                                4                         3
  Interest expense                           (21)                      (16)
  Interest & other income,
  net                                         17                        13
--------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
OF CONTINUING OPERATIONS                      32                        62

  Income taxes                                (6)                      (39)
  Minority interests                           0                        (1)
--------------------------------------------------------------------------
EARNINGS OF
CONTINUING OPERATIONS                         26                        22

  Earnings of
  discontinued operations                      0                         2
  Loss on disposals of
  discont. operations                          0                       (13)
  Extraordinary expense,
  net of income tax                            0                         0
--------------------------------------------------------------------------
NET EARNINGS                                  26                        11
--------------------------------------------------------------------------

PERFORMANCE PRODUCTS

Net sales for Performance Products, which consists of our Trespaphan and Nutrinova business, increased 9%. Trespaphan OPP film sales declined slightly on lower volumes while higher prices partly offset this decline. A higher-valued added product mix contributed to profitability.

Sales for Nutrinova rose mainly due to strong volume growth for Sunett(R) high-intensity sweetener and increased sales of trade products in Japan and Australia. Sorbates sales also increased due to higher volumes and pricing.

EBITDA excluding special charges climbed 17% to E21 million, primarily due to higher sales of Sunett.

NEWS FROM THE BUSINESSES


           Bipolar Plate with Flow Field                [GRAPHIC]

           Membrane

           Gas Diffusion Layer with Catalyst

           End Plate                                 The anatomy of a fuell cell

- INNOVATION IN FUEL CELLS FOR AUTOMOTIVE AND HOME USE

Celanese is aiming to play a leading role in the future of the fuel cell industry. We are the first company to develop a membrane electrode assembly
(MEA) for a fuel cell that can be reliably operated at temperatures up to 200 (degree)C. The MEA is made from the temperature-resistant polymer, polybenzimidazole, developed and produced solely by Celanese. We are working on applications for this MEA with Plug Power, a major manufacturer of stationary fuel cells, and Honda, a leading engine manufacturer.

Additionally, several high performance plastics from TECHNICAL POLYMERS
TICONA offer advantages in fuel cell system components by reducing overall costs and weight and enhancing design flexibility. Fortron(R) polyphenylene sulfide, Vectra(R) liquid crystal polymer, and Hostaform(R)/ Celcon(R) polyacetal have properties that are essential for fuel cell systems, such as temperature resistance, and chemical and mechanical stability. The use of these polymers is expected to enable fuel cells to be mass produced cost effectively.

- NUTRINOVA EXPANDS INTO DIETARY FIBERS

[GRAPHIC]

Nutrinova, an international leader in sweetening and food protection products, is endeavouring to establish a global foothold in the fast growing market of ingredients for functional foods with dietary fibers. Nutrinova is marketing Canadian Harvest(TM) Oat Fibers and Stabilized Brans and Caromax(TM) internationally. Caromax(TM) is a unique dietary fiber from the carob fruit with significant health benefits. Both fibers can be used in applications such as cereals, baked goods and health bars.

- HARNESSING THE POWER OF SIX SIGMA

[GRAPHIC]

Since the beginning of this year, about 100 CELANESE CHEMICALS employees have been trained in Six Sigma, a business process to increase profitability through operational excellence, improved quality and defect elimination. These employees will engage teams to focus on improvements to reduce variability in production operations, with the goal to increase EBITDA.

SEGMENT PERFORMANCE

SEGMENT NET SALES

                                             Q1                   Q1
in E millions                              2001                 2000
--------------------------------------------------------------------
  Acetyl Products                           576                  452
  Chemical Intermediates                    283                  275
  Acetate Products                          180                  155
  Technical Polymers Ticona                 214                  230
  Performance Products                      112                  103
--------------------------------------------------------------------
SEGMENT TOTAL                             1,365                1,215
  Other activities                           13                   10
  Intersegment eliminations                 (47)                 (34)
--------------------------------------------------------------------
TOTAL                                     1,331                1,191
====================================================================

SEGMENT EBITDA(1)
EXCLUDING SPECIAL CHARGES

                                           Q1                 Q1
in E millions                            2001               2000
----------------------------------------------------------------
  Acetyl Products                          73                 51
  Chemical Intermediates                    1                 29
  Acetate Products                         21                 20
  Technical Polymers Ticona                30                 48
  Performance Products                     21                 18
----------------------------------------------------------------
SEGMENT TOTAL                             146                166
  Other activities                        (12)                (1)
----------------------------------------------------------------
TOTAL                                     134                165
================================================================

(1)  Earnings before interest, taxes, depreciation and amortization

OUTLOOK

The U.S. economy is unlikely to improve significantly in the second quarter, and we remain cautious in our outlook for Europe and Asia. We will move ahead with further cost reductions and efficiency enhancements in all segments. We are cautiously optimistic that economic conditions in the United States will improve in the second half.

For the rest of the year, we expect energy prices to moderate from the unusually high levels of the first quarter,but to remain elevated. This improvement, combined with the results of our "Focus" initiative, should position us to achieve our goal of double-digit growth in EPS excluding special charges in 2001.

CELANESE SHAREHOLDER LETTER
FIRST QUARTER 2001 IN BRIEF

CELANESE ON THE STOCK EXCHANGE

                                  [LINE GRAPH]

* (The DOW Chemical Company / Union Carbide Corporation, DSM NV, Eastman Chemical Company, Solutia Inc., Lyondell Chemical Corporation, Imperial Chemical Industries PLC, Methanex Corporation, Rhodia SA and Millennium Chemicals Inc.)

In the first quarter of 2001, Celanese shares outperformed a selected group of peer companies and the German M-DAX index. The shares traded at a high of E21.25 and U.S. $19.94 and a low of E17.70 and U.S. $16.19. On January 2nd, the closing share prices were E19.95 and U.S. $18.81 and on March 30th, they were E20.64 and U.S. $18.10.

At the end of March, we had a total of 50,326,355 shares outstanding, with an additional 5,589,014 being held by Celanese in treasury. Approximately 11% of the outstanding shares were traded at the Frankfurt and New York stock exchanges in the quarter. Nearly every fourth share changed hands in New York, continuing the trend of increased trading activity of our shares in the United States.

During the first three months of the year, Celanese management attended several investment conferences and met with existing as well as potential investors in Switzerland, the United Kingdom,Germany and the United States.




Sincerely,

/S/ CLAUDIO SONDER

Claudio Sonder
Chairman of the Board of Management

YOUR CONTACTS AT CELANESE AG

MEDIA RELATIONS
Ralf Christner
Phone: ++49 / 69 /305 84040
Fax: ++49 / 69 /305 84160
R.Christner@Celanese.com

Phillip Elliott
Phone: ++49 / 69 /305 33480
Fax: ++49 / 69 /305 84160
P.Elliott@Celanese.com

INVESTOR RELATIONS
Joerg Hoffmann
Phone: ++49 / 69 / 305 4508
Fax: ++49 / 69 /305 83195
J.Hoffmann@Celanese.com

Michael Oberste-Wilms
Phone: ++49 / 69 /305 83199
Fax: ++49 / 69 /305 83195
M.Oberste-Wilms@Celanese.com

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION
Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
Phone: ++1 / 908 / 522 7784
Fax: ++1 / 908 / 522 7583
A.Stine@Celanese.com



FURTHER INFORMATION

ON REQUEST, WE WOULD BE PLEASED TO SEND YOU OUR
DETAILED QUARTERLY REPORT AND OUR 2000 ANNUAL AND
FINANCIAL REPORTS.

PLEASE WRITE TO:

-    CELANESE AG
     FRANKFURTER STRASSE 111
     61476 KRONBERG IM TAUNUS
     GERMANY

YOU CAN ALSO GET IN TOUCH WITH US BY PHONE OR FAX:

- PHONE ++49/69/30526666
- FAX ++49/69/30583466

OR CONTACT US VIA E-MAIL:

- pr@celanese.com

PLEASE VISIT OUR WEB SITE:

- www.celanese.com

YOU CAN DOWNLOAD ALL OF OUR PUBLICATIONS FROM OUR WEB SITE, WHERE YOU CAN ALSO FIND UP-TO-DATE INFORMATION ON CELANESE.

RESULTS FOR THE 2ND QUARTER OF 2001 WILL BE ANNOUNCED ON JULY 31,2001.

THIS QUARTERLY REPORT IS ALSO AVAILABLE IN GERMAN.

FOOTNOTES

RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude operations that have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.